

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 8, 2020

Andy Heyward
Chief Executive Officer
Genius Brands International, Inc.
190 N. Canon Drive, 4th Fl.
Beverly Hills, CA 90210

> **Re: Genius Brands International, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 4, 2020**
> **File No. 333-238928**

Dear Mr. Heyward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kenneth Koch, Esq.